# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Louisiana-Pacific Corporation, CIK 0000060519
CUSIP: 546347105
Title of class of securities: Common Stock, $1 par value
Address of issuer's principal executive offices: 1610 West End Ave., Suite 200, Nashville, Tennessee (TN), 37203
Date of event which requires filing of this statement: 11/07/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001805589

## Reporting persons
- 59 North Capital Management, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,730,883; sole dispositive power 0; shared dispositive power 3,730,883; aggregate amount beneficially owned 3,730,883 (5.4% of the class)
- 59 North Capital Management GP, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,730,883; sole dispositive power 0; shared dispositive power 3,730,883; aggregate amount beneficially owned 3,730,883 (5.4% of the class)
- Michael Bilger: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,730,883; sole dispositive power 0; shared dispositive power 3,730,883; aggregate amount beneficially owned 3,730,883 (5.4% of the class)
- 59 North Master Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,631,105; sole dispositive power 0; shared dispositive power 3,631,105; aggregate amount beneficially owned 3,631,105 (5.2% of the class)
- 59 North Partners GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,631,105; sole dispositive power 0; shared dispositive power 3,631,105; aggregate amount beneficially owned 3,631,105 (5.2% of the class)

## Item 1. Issuer
Name of issuer: Louisiana-Pacific Corporation
Address of issuer's principal executive offices: 1610 West End Avenue, Suite 200, Nashville, TN 37203

## Item 2. Person Filing
Name of person filing:
59 North Capital Management, LP
59 North Capital Management GP, LLC
Michael Bilger
59 North Master Fund, LP
59 North Partners GP, LLC
Address of principal business office or, if none, residence:
59 North Capital Management, LP
3737 Buffalo Speedway, Suite 1880
Houston, TX 77098

59 North Capital Management GP, LLC
3737 Buffalo Speedway, Suite 1880
Houston, TX 77098

Michael Bilger
3737 Buffalo Speedway, Suite 1880
Houston, TX 77098

59 North Master Fund, LP
3737 Buffalo Speedway, Suite 1880
Houston, TX 77098

59 North Partners GP, LLC
3737 Buffalo Speedway, Suite 1880
Houston, TX 77098
Citizenship:
59 North Capital Management, LP - Delaware
59 North Capital Management GP, LLC - Delaware
Michael Bilger - United States
59 North Master Fund, LP - Cayman Islands
59 North Partners GP, LLC - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
59 North Capital Management, LP - 3,730,883
59 North Capital Management GP, LLC - 3,730,883
Michael Bilger - 3,730,883
59 North Master Fund, LP - 3,631,105
59 North Partners GP, LLC - 3,631,105
Percent of class:
59 North Capital Management, LP - 5.4%
59 North Capital Management GP, LLC - 5.4%
Michael Bilger - 5.4%
59 North Master Fund, LP - 5.2%
59 North Partners GP, LLC - 5.2%
Sole power to vote or to direct the vote:
59 North Capital Management, LP - 0
59 North Capital Management GP, LLC - 0
Michael Bilger - 0
59 North Master Fund, LP - 0
59 North Partners GP, LLC - 0
Shared power to vote or to direct the vote:
59 North Capital Management, LP - 3,730,883
59 North Capital Management GP, LLC - 3,730,883
Michael Bilger - 3,730,883
59 North Master Fund, LP - 3,631,105
59 North Partners GP, LLC - 3,631,105
Sole power to dispose or to direct the disposition:
59 North Capital Management, LP - 0
59 North Capital Management GP, LLC - 0
Michael Bilger - 0
59 North Master Fund, LP - 0
59 North Partners GP, LLC - 0
Shared power to dispose or to direct the disposition:
59 North Capital Management, LP - 3,730,883
59 North Capital Management GP, LLC - 3,730,883
Michael Bilger - 3,730,883
59 North Master Fund, LP - 3,631,105
59 North Partners GP, LLC - 3,631,105

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of 59 North Capital Management, LP. None of those advisory clients, other than 59 North Master Fund, LP, may be deemed to beneficially own more than 5% of the Common Stock, $1 par value.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

Exhibit B - Control Person Identification

## Signatures
- 59 North Capital Management, LP: By: 59 North Capital Management GP, LLC, its general partner, By: /s/ Michael Bilger, Michael Bilger / Managing Member (11/13/2025)
- 59 North Capital Management GP, LLC: /s/ Michael Bilger, Michael Bilger / Managing Member (11/13/2025)
- Michael Bilger: /s/ Michael Bilger, Michael Bilger (11/13/2025)
- 59 North Master Fund, LP: By: 59 North Partners GP, LLC, its general partner, By: /s/ Michael Bilger, Michael Bilger / Managing Member (11/13/2025)
- 59 North Partners GP, LLC: /s/ Michael Bilger, Michael Bilger / Managing Member (11/13/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.